COMMUNIQUÉ

São José dos Campos, November 7, 2007 - Regarding recent news reports issued by the press concerning BRA Transportes Aéreos, Embraer informs that it is carefully following the subject, as it unfolds, and that any developments which may arise will not have a negative effect on delivery forecasts previously disclosed by the Company.

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of Commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On September 30, 2007, Embraer had a workforce of 23,770 employees and a firm order backlog of US$ 17.2 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES:

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Pedro Ferraz pedro.ferraz@embraer.com Cell: +1 954 651 1871 Tel.: +1 954 359 3414 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986